Exhibit 99.1

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made and entered into as of August 3, 2020 by and between Hantu (Hangzhou) Asset Management Co., Ltd. (the “Purchaser”), a PRC limited liability company and SOS Limited (the “Seller”), a Cayman Islands exempt company. The Purchaser and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

WHEREAS, the Seller owns 100% of the issued and outstanding shares of CRF China Holding Co. Limited, a Hong Kong limited company (“CRF China”), China Capital Financial LLC, a Delaware limited liability company (“China Capital”), CRF China Limited, a British Virgin Islands company (“CRF BVI”), CRF Technology LLC, a California limited liability company (“CRF Technology”), and HML China LLC, a Delaware limited liability company (“HML”) (collectively, the “Subsidiaries”).

WHEREAS, CRF China owns 100% of the issued and outstanding shares of the following PRC companies: Shanghai Shouhang Business Management Co., Ltd., CRF Finance Lease Co., Ltd. and Shanghai CRF Business Management Co., Ltd., which, in turn, owns 100% of the issued and outstanding shares of Haidong CRF Microcredit Co., Ltd., Qianhai Shuliang (Shenzhen) Technology Co., Ltd., Shanghai CRF Network Technology Co., Ltd., which owns 20% of CRF Wealth Management Co., Ltd., Shanghai CRF Financial Information Service Co., Ltd., and 80% of CRF Wealth Management Co., Ltd., which, in turn, owns 100% of Qinghai CRF Fund Management Co., Ltd.;

WHEREAS, China Capital owns 100% of the issued and outstanding shares of Capital Financial Co., Ltd., a PRC company, which, in turn, owns 100% of the issued and outstanding shares of Qianhai Shouhang Guarantee (Shenzhen) Co., Ltd., a PRC company;

WHEREAS, HML owns 100% of the issued and outstanding shares of HML China Investment LLC, a Delaware limited liability company, which, in turn, owns 100% of the issued and outstanding shares of Shanghai HML Asset Management Co., Ltd., a PRC Company;

WHEREAS, the Seller desires to sell and transfer to the Purchaser, and the Purchaser desire to purchase from the Seller, all of the Purchased Shares (as hereinafter defined) in exchange for US$3,500,000 (the “Purchase Price”) consisting of immediately available cash, subject to the terms and conditions set forth herein (the “Transaction”);

WHEREAS, the Purchaser understands and acknowledges that the Subsidiaries are not parties to this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I
THE SHARE PURCHASE

1.1           Purchase and Sale of Shares. At the Closing (as hereinafter defined) and subject to and upon the terms and conditions of this Agreement, the Seller shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, all of the issued and outstanding shares of the Subsidiaries (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

1.2           Consideration. At the Closing and subject to and upon the terms and conditions of this Agreement, the Purchaser shall deliver to the Seller the Purchase Price with immediately available cash in US Dollars, Hong Kong Dollars or RMB via wire transfer to bank account designated by Seller.

1.3           Seller’s Consent. Seller, as the sole shareholder of the Subsidiaries, hereby approves, authorizes and consents to the execution and delivery of this Agreement and the Ancillary Documents, the performance by the Subsidiaries of its obligations hereunder and thereunder and the consummation by the Subsidiaries of the transactions contemplated hereby and thereby. Seller acknowledges and agrees that the consent set forth herein is intended and shall constitute such consent of the Seller as may be required (and shall, if applicable, operate as a written shareholder resolution of the Subsidiaries) pursuant to the Subsidiaries’ Charters, any other agreement in respect of the Subsidiary to which the Seller is a party and all applicable Laws.

ARTICLE II
CLOSING

2.1           Closing. Subject to the satisfaction or waiver of the conditions set forth in Article III, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Hunter Taubman Fischer & Li LLC, 800 Third Avenue, Suite 2800, New York, NY 10023, on the first (1st) Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

ARTICLE III
CLOSING CONDITIONS

3.1           Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Seller and the Purchaser of the following conditions:

(a)       Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(b)       No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(c)       No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

3.2           Conditions to Obligations of the Seller. In addition to the conditions specified in Section 3.1, the obligations of the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Seller) of the following conditions:

(a)       Payment of Purchase Price. At the Closing, the Purchaser shall deliver to Seller the Purchase Price by wire transfer or by check to the Seller in RMB, HK dollars or USD to a bank account designed by Seller.

(b)       Fairness Opinion. Seller’s board of directors (the “Seller’s Board”) shall have received a fairness opinion from Asia-Pacific Consulting and Appraisal Limited (or such other appraisal firm as approved by the Seller’s Board).

3.3           Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 3.1, the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a)       Share Certificates and Transfer Instruments. The Purchaser shall have received from Seller certificates representing the Purchased Shares (or duly executed affidavits of lost stock certificates in form and substance reasonably acceptable to the Purchaser), together with executed instruments of transfer in respect of the Purchased Shares in favor of the Purchaser (or its nominee) and in form reasonably acceptable for transfer on the books of the Subsidiaries.

 (b) Change of Directors. The Purchaser shall have received from the Seller all the necessary documents to effectuate change of directors of the Subsidiaries to individuals designated by the Purchaser.

(c) Transfer of Bank of Account. The Subsidiaries shall have delivered all the documents, seals, chops and other instruments necessary to change signatories to all the bank accounts owned by and/or controlled by the Subsidiaries to individuals designated by the Purchaser.

3.4           Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article III to be satisfied if such failure was caused by such the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE IV

PURCHASER’S REPRESENTATIONS AND WARRANTIES

 The Purchaser hereby represents and warrants to the Seller as follows:

4.1           Authorization; Binding Agreement. The Purchaser has all requisite authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Purchaser, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

4.2           Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, other than (a) such filings as may be required in any jurisdiction in which such Party is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with NYSE with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

4.3           Non-Contravention. The execution and delivery by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of such Party (if any), (b) conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of such Party.

4.4       Purchaser’s Acknowledgment. The Purchaser understands and acknowledges that the Subsidiaries are not parties to this Agreement.

ARTICLE V

SELLER’S REPRESENTATIONS AND WARRANTIES

The Seller hereby represents and warrants to the Purchaser as follows:

5.1           Due Organization and Good Standing. The Seller and the Subsidiaries are business companies duly incorporated, validly existing and in good standing under their respective jurisdictions.

5.2           Authorization; Binding Agreement. The Seller has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Seller, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

5.3           Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Seller are required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby and thereby, other than (a) such filings as may be required in any jurisdiction in which the Seller is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with NYSE with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act, the Exchange Act and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

5.4           Non-Contravention. The execution and delivery by the Seller of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of the Seller (if any), (b) conflict with or violate any Law, Order or Consent applicable to the Seller or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Seller under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Seller under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of the Seller.

ARTICLE VI
TERMINATION AND EXPENSES

6.1           Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a)       by mutual written consent of the Purchaser and the Seller; or

(b)       by written notice by either the Purchaser or the Seller if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority.

6.2           Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 6.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 6.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, and nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in this Article VI, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 6.1.

6.3           Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

ARTICLE VII
RELEASES

7.1           Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, the Purchaser, on behalf of itself and its Affiliates, respectively (the “Releasing Persons”), will release and discharge the Seller from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against the Seller arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including any rights to indemnification or reimbursement from Seller, whether pursuant to its Organizational Documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against the Seller or its Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any party pursuant to the terms and conditions of this Agreement or any Ancillary Document.

ARTICLE VIII
SURVIVAL AND INDEMNIFICATION

8.1           Survival. All representations and warranties of the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until the second (2nd) anniversary of the Closing Date; provided, however, that the representations and warranties contained in Section 4.1 (Authorization; Binding Agreement) shall survive indefinitely. Additionally, Fraud Claims against the Purchaser shall survive indefinitely. If written notice of a claim for breach of any representation or warranty has been given before the applicable date when such representation or warranty no longer survives in accordance with this Section 8.1, then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved. All covenants, obligations and agreements of the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms. For the avoidance of doubt, a claim for indemnification under any subsection of Section 8.2 other than clauses (i) or (ii) thereof may be made at any time.

8.2           Indemnification by the Purchaser. Subject to the terms and conditions of this Article VIII, from and after the Closing, the Purchaser and its respective successors and assigns (with respect to any claim made under this Section 8.2, the “Indemnifying Parties”) will jointly and severally indemnify, defend and hold harmless the Seller and its Affiliates and their respective officers, directors, managers, employees, successors and permitted assigns (with respect to any claim made under this Section 8.2, the “Indemnified Parties”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (i) the breach of any representation or warranty made by the Purchaser set forth in this Agreement or in any certificate delivered by the Purchaser pursuant to this Agreement; (ii) the breach of any covenant or agreement on the part of the Purchaser set forth in this Agreement or in any certificate delivered by the Purchaser pursuant to this Agreement; (iii) any Action by Person(s) who were holders of equity securities of the Seller, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of the Seller, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (iv) any Fraud Claims.

8.3           Limitations and General Indemnification Provisions.

(a)       Solely for purposes of determining the amount of Losses under this Article VIII (and, for the avoidance of doubt, not for purposes of determining whether there has been a breach giving rise to the indemnification claim), all of the representations, warranties and covenants set forth in this Agreement (including the disclosure schedules hereto) or any Ancillary Document that are qualified by materiality or words of similar import or effect will be deemed to have been made without any such qualification.

(b)       No investigation or knowledge by an Indemnified Party its Representatives of a breach of a representation, warranty, covenant or agreement of an Indemnifying Party shall affect the representations, warranties, covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under any provision of this Agreement, including this Article VIII, with respect thereto.

(c)       The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

8.4           Indemnification Procedures.

(a)       In order to make a claim for indemnification hereunder, the Seller must provide written notice (a “Claim Notice”) of such claim to the Indemnifying Parties, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Seller may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to Indemnifying Parties).

(c)       In the case of any claim for indemnification under this Article VIII arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the Seller must give a Claim Notice with respect to such Third Party Claim to the Indemnifying Parties promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially and irrevocably prejudiced by the failure to give such notice. The Indemnifying Parties will have the right to defend and to direct the defense against any such Third Party Claim, at its expense and with counsel selected by Indemnifying Parties, unless (i) the Indemnifying Parties fails to acknowledge fully to the Seller the obligations of the Indemnifying Parties to such Indemnified Party within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Indemnifying Parties and the Seller in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim or (C) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Parties. If the Indemnifying Parties elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the Seller of its intent to do so, and Indemnifying Parties and the Indemnified Party will, at the request and expense of Indemnifying Parties, cooperate in the defense of such Third Party Claim. If Indemnifying Parties elects not to, or at any time is not entitled under this Section 8.4 to, compromise or defend such Third Party Claim, fails to notify the Seller of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the Seller may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Parties will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party or the Seller without the prior written consent of Indemnifying Parties (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The Indemnifying Parties’ right to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the Indemnified Party to agree to any settlement that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the Seller (such consent to be withheld, conditioned or delayed only for a good faith reason). Notwithstanding the Indemnifying Parties’ right to compromise or settle in accordance with the immediately preceding sentence, Indemnifying Parties may not settle or compromise any Third Party Claim over the objection of the Seller; provided, however, that consent by the Seller to settlement or compromise will not be unreasonably withheld, delayed or conditioned. The Seller will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Parties’ right to direct the defense.

(d)       With respect to any direct indemnification claim that is not a Third Party Claim, the Indemnifying Parties will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If Indemnifying Parties does not respond within such thirty (30) days, Indemnifying Parties on behalf of Indemnifying Parties will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VIII and will have no further right to contest the validity of such Claim Notice. If Indemnifying Parties responds within such thirty (30) days after the receipt of the Claim Notice and rejects such claim in whole or in part, the Seller will be free to pursue such remedies as may be available under this Agreement, any Ancillary Documents or applicable Law.

8.5           Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims related to the negotiation or execution of this Agreement or claims seeking injunctions or specific strict performance, indemnification pursuant to this Article VIII shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

ARTICLE IX
MISCELLANEOUS

9.1           Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Sellers:	SOS Limited Address: Room 8888, Jiudingfeng Building 888 Changbaishan Road, Qingdao Area China (Shandong) Pilot Free Trade Zone People’s Republic of China Attn: Yandai Wang, CEO
With a copy to:	Hunter Taubman Fischer & Li LLC 800 Third Avenue, Suite 2800 New York, New York 10023 Attn: Joan Wu, Esq.
If to the Purchaser:

Hantu (Hangzhou) Asset Management Co., Ltd.

Room 559, 5th Floor, No. 17-6, No. 4 Street, Baiyang Street, Hangzhou Economic and Technological Development Zone, Zhejiang Province, PRC

Attn: Peiliang Ying, CEO

9.2           Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Seller, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.3           Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.4           Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.4) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute; the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (the “AAA”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of New York. Time is of the essence. Each party shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

9.5           Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 9.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any court in which appeal from such courts may be taken) (the “Specified Courts”). Subject to Section 9.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section .1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.6           WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7           Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.8           Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.9           Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Seller.

9.10         Waiver. The Purchaser on behalf of itself and its Affiliates and the Seller on behalf of itself, the Subsidiaries and its Affiliates, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.11         Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.12         Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Exhibit” and “Annex” are intended to refer to Sections, Articles, Schedules, Exhibits and Annexes to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Subsidiaries to be given, delivered, provided or made available by the Subsidiaries, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Subsidiaries for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.13         Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

ARTICLE X
DEFINITIONS

10.1         Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“Subsidiaries’ Charters” means the incorporation documents of the Subsidiaries, as amended and effective.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“NYSE” means the New York Stock Exchange.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to the Purchaser, the Purchaser Charter, and with respect to any other Party, its Certificate of Incorporation and Bylaws or similar organizational documents, in each case, as amended.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Representative” means, as to any Person, such Person’s Affiliates and its and their managers, directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants).

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

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IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

Purchaser

Hantu (Hangzhou) Asset Management Co., Ltd.

By:	/s/ Peiliang Ying
Name: Peiliang Ying
Title: Chief Executive Officer

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

Seller

SOS Limited

By:	/s/ Yandai Wang
Name: Yandai Wang
Title: Chief Executive Officer